Valens Semiconductor Ltd.

8 Hanagar St. POB 7152

Hod Hasharon 4501309, Israel

August 24, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Sergio Chinos

Mr. Thomas Jones

Re:	Valens Semiconductor Ltd.

Registration Statement on Form F-4

Registration No. 333-257176

Dear Mr. Chinos and Mr. Jones

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on August 26, 2021 or as soon thereafter as is practicable..

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 212 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
Name: Dror Heldenberg
Title: Chief Financial Officer

cc:	Gideon Ben Zvi, Chief Executive Officer, Valens Semiconductor Ltd.

Dror Heldenberg, Chief Financial Officer, Valens Semiconductor Ltd.

Brian Wolfe, Davis Polk & Wardwell LLP

Daniel Espinoza, Goodwin Procter LLP

Jocelyn M. Arel, Goodwin Procter LLP